December 3, 2009

Office of Mergers and Acquisitions
Division of Corporation Finance
Attention: Mr. David Orlic, Attorney-Advisor
U.S. Securities and Exchange Commission
Washington, DC 20549

Re:    Schedule 13D/A of Shah Capital Management, Inc. (“SCM”)

Ladies and Gentlemen:

We have prepared this letter at the request and on behalf of our client SCM to follow up on our conversation with Mr. David Orlic on December 1, 2009. Attached please find an amendment (“Amendment No. 3”) to the Schedule 13D/A filed by SCM on November 27, 2009. Amendment No. 3 amends Exhibit 99.1 of the prior filing to describe all of the transactions in securities of China Yuchai International Limited by SCM, Shah Capital Opportunity Fund, L.P. (formerly Shah Capital Fund, L.P.) and Mr. Himanshu Shah from the date of SCM’s original Schedule 13D filing on November 24, 2008 to the present.

SCM acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that SCM may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As discussed in our previous correspondence, SCM is mindful of the broad nature of its obligations under Schedule 13D and is committed to full compliance therewith.

Please do not hesitate to call me if you have any questions or if you wish to discuss this matter further.

Sincerely,

/s/ Jeffrey T. Skinner

Jeffrey T. Skinner, Esq.

Cc:       Ms. Chaya Rao
Mr. Himanshu Shah
Matthew Chambers, Esq.